Vivendi Universal, TF1 and M6: Proposed Pay-TV Combination Complementary information IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

CANAL+ Group and TPS are combining their know-how to provide consumers with a diversified, qualitative and competitive pay-television service in France Uniting CANAL+ Group's and TPS's pay-television activities is the outcome of an industry rationale which is being accelerated due to the massive influx of telecom operators and ISPs entering the Pay-TV market This combination reflects Vivendi Universal's development strategy in media, that draws upon a revamped CANAL+ Group benefiting from investments in content and subscribers

Pay-television in France The presence of two platforms, an exceptional situation in Europe, has led today to: A confusing and fragmented offer for the consumer An under-penetrated market (France: 37%, UK: 43%, US: ~85%) Inflated content and promotion costs Under valued assets The rapid evolution of TV content distribution digital technologies is: An opportunity to make CANAL+ Group's pay-television services available more broadly : DSL, DTT, Cable, Mobile A threat as well: New players (telecom operators, ISPs) have entered the content distribution field, without bearing pay-television operators' constraints A broader free-TV offer, through the launch of free-DTT

CANAL+ Group / TPS Subscriptions to CANAL+ *: 5.0m Subscriptions to CANALSAT *: 3.1m Total subscriptions*: 8.1m 2004 subscriptions*: 1.7m 2004 French Pay-TV revenues**: €2.7bn 2004 revenues: €572m French, Italian, Spanish soccer leagues English Premier League soccer Movies from French and US studios Movies from US and French studios Rugby, basketball, Volleyball, Sailing, Golf, ... French basketball, boxing Entertainment, music, documentaries, lifestyle .. Entertainment, documentaries, music, ... CANAL+ Group in France TPS Total pro forma subscriptions *: 9.8m Pro forma 2004 revenues: €3.3bn Comprehensive array of content * Individual and collective subscriptions in France and French overseas territories, including cable; ** Excluding NC Numericable

Current ownership structure CANAL+ Group TPS 100% 34% 66% 66% 34%

Proposed transactions structures Potential ownership structures: 66% 34% 85% 9,9% 5,1% 15% Without any change to Lagardere's position With a change to Lagardere's position 100% 100% 9.9% 5.,1% At least 51% Up to 34% (1) (1) Perimeter: French Pay-TV (66% CANALSAT, TPS, CANAL+, Multithematiques, MediaOverseas) + STUDIOCANAL, Cyfra+, CANAL+ advertising agency, PSG, i>TELE and a 20% stake in Ypso; (2) Perimeter: French Pay-TV = 100% CANALSAT, TPS, CANAL+, MultiThematiques, MediaOverseas French Pay-TV (2)

Step 1: Signing and initial acts, beginning early 2006 VU pays €150m for 18% of TPS After reimbursement of TPS debt by way of a capital increase by TF1 and M6, this stake will be reduced to 15% of TPS TF1 and M6 undertake to bring TPS to VU (Step 2) Step 2: Closing of transaction following approval by anti-trust authorities TF1 and M6 buy back 15% of TPS from VU for €150m plus interest TF1 and M6 receive 15% of the new entity CANAL+ Group / TPS by exchanging 100% of TPS shares VU grants a put option to TF1 and M6, exercisable 3 years after closing Proposed transactions structures

TF1 and M6 put option to VU Exercisable on the 3rd anniversary of the closing date Price based on fair market value Floor value set at €1,130m, on the basis of the French Pay-TV perimeter, corresponding to €7.5bn at 100% This option will be accounted for as debt in VU's IFRS accounts In case the proposed deal does not go through and under certain circumstances, Vivendi Universal would retain the 15% stake in TPS and would pay TF1 and M6 €100m Proposed transactions structures

Implications of proposed transactions for Lagardere The terms of the agreement provide for Lagardere, already a CANAL+ Group partner through CANALSAT, to have an option to become a shareholder in the entity combining the Pay-TV businesses of CANAL+ Group and TPS in France ("New French Pay-TV entity"*) Under this scenario, Lagardere brings its 34% stake in CANALSAT and a cash payment and receives a stake in the new French Pay-TV entity which, at Lagardere's option, could reach a maximum 34% In any event, TF1 and M6 retain 15% of the new French Pay-TV entity In both scenarios, Vivendi Universal, through CANAL+ Group, will retain exclusive control over the new French Pay-TV entity with a stake at least equal to 51% * Perimeter: New French Pay-TV entity = 100% CANALSAT, TPS, CANAL+, MultiThematiques, MediaOverseas.

Economic rationale - Synergy examples Revenue synergies: Better subscriber satisfaction leading to a reduction in churn rates Increased penetration of Pay-TV and the new group's premium channels and platforms due to a simpler and improved consumer offer Main cost synergies: Reduction in marketing expenses: decreasing subscriber acquisition, retention and management costs Potential to reduce certain content costs and to optimize channels Expected impact on Vivendi Universal: Accretive transaction on Adjusted net income in the 2nd year after closing

Other agreements Shareholder agreement: Preemption right to VU on the 15% stake jointly owned by TF1 and M6 Tag-along and drag-along rights 3-year non-compete clause: Covers TPS current activities Distribution of TF1 and M6 on CANAL+ Group and TPS platforms Distribution agreement of TF1 Group's and M6 Group's main thematic channels

Timing elements - Closing of the agreement Consultation with the representative labor relation bodies Signing of proposed agreements and implementation of the 1st step: end 2005 / January 2006 Notification of the transaction to French anti-trust authorities Notification of change in ownership to the CSA (French Broadcasting Authority) Until closing, CANAL+ Group and TPS retain a total autonomy Expected closing date: 3rd quarter 2006

Important Legal Disclaimer This presentation contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: Vivendi Universal, TF1 and M6 will not be able to obtain the regulatory, competition or other approvals necessary to complete the contemplated transaction; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.